Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 6.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            AW Computer Systems, Inc.
                                (Name of Issuer)

                              Class A Common Shares
                         (Title of Class of Securities)

                                    002448108
                                 (CUSIP Number)

                                Charles F. Trapp
       c/o AW Computer Systems, Inc., 9000A Commerce Parkway, Mt. Laurel,
                             NJ 08054 609-234-3939
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 2, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.002448108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Charles J. McMullin

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  [   ](a)
                                                            [   ](b)

3.       SEC USE ONLY:

4.        SOURCE OF FUNDS:
5.        PF, OO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                        7.       SOLE VOTING POWER:
                                                        774,500

              NUMBER OF                  8.      SHARED VOTING POWER:
                SHARES                                  None
             BENEFICIALLY
               OWNED BY                  9.      SOLE DISPOSITIVE POWER
                 EACH                                   774,500
              REPORTING
                PERSON                  10.      SHARED DISPOSITIVE POWER
                 WITH                                   None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         774,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         10.6%

14.      TYPE OF REPORTING PERSON:
         IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                        RESPONSES TO ITEM 1-7 (INCLUDING
                       EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

      Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 6.

                            AMENDMENT TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, New Jersey 08054. This Amendment No. 4 to
Schedule 13D amends Amendment No. 3 dated October 6, 1997 and filed with the Securities and Exchange Commission (the "SEC") on or about that date. Amendment No. 2 dated April 28, 1997 amends the Schedule 13D of Charles J. McMullin, dated September 20, 1996 and filed with the SEC on or about that date, (such schedule, the "Original Schedule"), as previously amended by Amendment No. 1 to the Original Schedule, dated April 7, 1997 and filed with the SEC on or about that date.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and warrants and options to purchase Common Shares listed below:

   Securities                                                Purchase
   Purchased              Date of                            Price or
 (e.g. Shares,           Purchase        Number of             Other                 Source
Options, Warrants)        or Grant       Securities         Consideration           of Funds

Options                  04/07/97       1,100,000           Service as an       Not Applicable
                                                            Officer(1)

Options                  10/06/97       (850,000)           Service as an       Not Applicable
                                                            Officer(2)

Warrants                 04/28/97       70,000              $35,000(3)          Personal Funds

Warrants                 12/2/97        37,500              $12,500(4)          Personal Funds

         (1)      The exercise price is $0.65 per share.

         (2) Amendment to the option grant of April 7, 1997 from 1,100,000 to 250,000 options.

         (3) In connection with a private placement of units by the Issuer in April 1997, Mr. McMullin purchased 350 units, consisting of 350 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 70,000 Common Shares at $0.50 per share, for an aggregate purchase price of $35,000. Each unit has a purchase price of $100. The warrants are exercisable commencing on April 28, 1997 and ending on April 27, 1999.

         (4) In connection with a private placement of units by the Issuer on December 2,1997, Mr. McMullin purchased 125 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 37,500 Common Shares at $0.40 per share, for an aggregate purchase price of $12,500. The warrants are exercisable commencing on December 2, 1997 and ending on December 1, 1999.

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Item 4.  Purpose of Transaction.

         Mr. McMullin's investment in the Company is held as a passive investment. Mr. McMullin may acquire additional shares of the Company if further securities can be acquired upon terms satisfactory to Mr. McMullin. Mr. McMullin intends to review his investment position from time-to-time. Depending upon such review, market conditions and other factors, Mr. McMullin may choose to increase his position, maintain his present level of investment or sell all or a portion of, his investment in the Company.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. McMullin beneficially owns an aggregate of 774,500 Common Shares, or 10.6% of the outstanding Common Shares as of December 2, 1997, including 638,500 Common Shares which Mr. McMullin has the right to acquire within 60 days pursuant to options and warrants.

         (b) Mr. McMullin has the sole power to vote or to direct the vote of 136,000 Common Shares. The 638,500 Common Shares held subject to options and warrants do not carry any voting rights unless and until such warrants and options are exercised. Mr. McMullin has sole power to dispose or to direct the disposition of 136,000 Common Shares and options and warrants to purchase 638,500 Common Shares.

         (5) In connection with a private placement of units by the Issuer in December 2,1997, Mr. McMullin purchased 125 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 37,500 Common Shares at $0.40 per share, for an aggregate purchase price of $12,500. The warrants are exercisable commencing on December 2, 1997 and ending on December 1, 1999.

                  On April 7, 1997, Mr. McMullin received a grant of options to purchase 1,100,000 Common Shares, at an exercise price of $0.65 per share, with a term of five years from the date of grant. The options were granted by the Issuer as compensation for his services as an officer.

                  On April 28, 1997, Mr. McMullin purchased 350 units, consisting of 350 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 70,000 Common Shares at $0.50 per share, for an aggregate purchase price of $35,000. Each unit has a purchase price of $100.

                  On October 6, 1997, the Board of Directors amended the April 7, 1997 option grant from 1,100,000 to 250,000 options.

                  The only transactions involving Common Shares effected by Mr. McMullin during the past 60 days are the ones reflected above.

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         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         None.

Item 7.  Material to be Filed as Exhibits.
         None.

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                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    December 2, 1997                                /s/Charles J. McMullin
                                                            Charles J. McMullin